EXHIBIT 99.1

Per Olof Sjostedt appointed Head of TeliaSonera's Representative Office in Moscow

STOCKHOLM, Sweden, April 25, 2005 (PRIMEZONE) -- Per Olof Sjostedt, 52, has been appointed Head of TeliaSonera's Representative Office in Moscow. Mr. Sjostedt will start his new assignment on June 1, 2005 in connection with the establishment of the office. The representative office will be responsible for TeliaSonera's operations in Russia.

Per Olof Sjostedt, who is a Swedish citizen, has more than 20 years of working experience within telecom from Eastern Europe, whereof ten years in Russia, i.a. as Head of Ericsson's operations in Russia between 1998 and 2001. He is fluent in Russian and has also held positions at the Swedish Embassy in Moscow. Before joining TeliaSonera he was Head of the Russian operations of Emerson Network Power Systems.

Mr. Sjostedt holds an MSc in Electrical Engineering from the Royal Institute of Technology, Stockholm and a BA in Slavonic languages and political science from the University of Stockholm. He is also a member of the Presidium and an honorary doctor at the International Telecommunications Academy.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
For further information journalists can contact:
TeliaSonera's Press Office
+46-(0)8-713 58 30